NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

ANNOUNCEMENT

MONTREAL, December 3, 2007 – Richmont Mines Inc. (the "Company") (AMEX-TSX: RIC) announces today that the Toronto Stock Exchange (the "TSX") has accepted the Company’s notice of intention to make a normal course issuer bid (the "Notice") to purchase some of its outstanding common shares through the facilities of the TSX for a period of twelve months ending on December 4, 2008. Up to 1,200,000 common shares of the Company, representing approximately 5% of the 24,053,353 common shares of the Company issued and outstanding on November 30, 2007, may be purchased under the bid. Daily repurchases will be limited to 9,824 common shares, other than block purchase exemptions. The purchases may commence on December 5, 2007 and may extend to December 4, 2008 or on such earlier date as the Company may complete its purchases pursuant to the Notice or otherwise terminate the bid.

In the opinion of management of the Company, this normal course issuer bid is justified by the fact that the common shares might be undervalued on the market from time to time with regard to the Company’s financial position and future prospects and that the purchase thereof by the Company is an appropriate use of its funds.

All the common shares acquired under the bid will be purchased through the facilities of the TSX in accordance with its requirements. All common shares acquired will automatically be cancelled. The common shares will be purchased at their market price at the time of acquisition.

In the past 12 months, the Company has purchased a total of 286,500 of its common shares at an average price of $2.89 per common share under its normal course issuer bid which commenced on November 3, 2006 and expired on November 2, 2007.

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced approximately one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines' strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

For more information, please contact:

Julie Normandeau	Tammy Swiatek
Investor Relations	Investor Relations
Richmont Mines Inc.	Kei Advisors LLP

Phone: 514-397-1410	Phone: 716-843-3853
E-mail: jnormandeau@richmont-mines.com	E-mail: tswiatek@keiadvisors.com

Ticker symbol: RIC	Listings: TSX – Amex

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